Law Offices Of
                                DANIEL C. MASTERS
                        P. O. Box 66, La Jolla, CA 92038
                   Tel: (858) 459-1133 *** Fax: (858) 459-1103
                            Email: masters@lawyer.com

July 22, 2010

Courtney Haseley, Esq.
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, DC 20549

     Re:  I-Web Media, Inc.
          Form 10-12G
          Filed June 17, 2010
          File No. 000-54012

Dear Ms. Haseley:

In response to your letter dated July 14, 2010, we reply as indicated below:

In response to item 1, we are filing herewith our amended Form 10.

In response to item 2, we have made numerous redlined changes in paragraphs 2, 3, and 4 of "Our Services" on page 2; paragraphs 1 and 2 of "Marketing" on page 3; and paragraph 2 of "Competition" on page 4.

In response to item 3, we have revised our disclosure to indicate that we have no customers or revenues at this time.

In response to item 4, we have substantially revised and expanded our disclosure under "Employees" on pages 4 and 5.

In response to item 5, we have substantially revised and expanded our disclosure under "Corporate Information" in paragraphs 2, 4, 5, and 6 on pages 5 and 6.

In response to item 6, the requested disclosure concerning lack of transferred assets has been added in paragraph 5 of "Corporate Information" on page 5.

In response to item 7, the requested revision has been made on page 6.

In response to item 8, under "Our proposed plan of operation is speculative" on page 6 and under "Results of Operations" on page 11 we have revised our disclosure as requested.

In response to item 9, the disclosure under "Liquidity" on page 11 has been revised.

In response to item 10, the disclosure under "Results of Operations" on page 11 has been revised.

In response to item 11, the date of stock ownership is now shown as July 19, 2010 and the suggested tabular change has been made on page 12.

In response to item 12, the resume disclosures have been revised as requested on pages 13 and 14.

In response to item 13, there is no information pursuant to Item 401(g)(1) of Regulation S-X applicable to these individuals and we so state in their resumes and under Item 7 on page 15.

In response to item 14, we have revised the disclosure as requested under "Conflicts of Interest," paragraph 1, on page 14.

In response to item 15, the disclosure under Item 7 on page 15 has been completely revised. The only document related to this transaction was minutes of the board of directors meeting and the Company believes that it does not constitute an agreement of the sort contemplated in Item 601(b)(10) of Regulation S-K.

In response to item 16, the disclosure under Item 7 on page 15 has been completely revised.

In response to item 17, the requested disclosure has been made at Item 9, page 16, under the heading "Shares eligible for future sale."

In response to item 18, the Plan has been attached and is noted at "Item 15. Financial Statements and Exhibits." There were no attachments or schedules to the Plan. The Plan was not originally included because the Company was not the Debtor in the bankruptcy, and the Plan of Reorganization was viewed as the Debtor's Plan of Reorganization. As noted in the registration statement, the Debtor was AP Corporate Services, Inc.

The Company further acknowledges that:

* The Company is responsible for the adequacy and accuracy of the disclosure in our filing;

* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,


/s/ Daniel C. Masters
-----------------------------
Daniel C. Masters, Esq.
Counsel to I-Web Media, Inc.

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